Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

ORDER TYPES AND ORDER INSTRUCTIONS:

BOATS supports only a single order type, LIMIT. Orders may be entered with Time-in-Force ("**TIF**") instructions of "DAY," or Immediate-or-Cancel ("**IOC**"). An order with "DAY," TIF instructions refers to the BOATS operating session of 8:00 p.m. ET to 4:00 a.m. ET. Orders may be designated with a "DISPLAYED," or "NON-DISPLAYED," direction, as further described in Part III, Item 15. Subscribers submitting orders with a "DISPLAYED" or "NON-DISPLAYED" direction, must submit the entire order with the direction. "DISPLAYED," or

"NON-DISPLAYED" orders are matched based on the ATS' price/time priority rules.

"MARKET" or "PEGGED" orders are not supported. Supported order types are available to all Subscribers and Sponsored Participants.

By default, orders submitted to the BOATS ATS may add or remove liquidity. However, Subscribers and Sponsored Participants may designate orders as "POST-ONLY." Where, upon receipt, an order designated as POST-ONLY is marketable against an order resting on the ATS, including, for clarity, a resting "NON-DISPLAYED ORDER," the POST-ONLY order will be cancelled back to the Subscriber and no execution will occur; provided, however, that POST-ONLY instructions will be disregarded (such that the POST-ONLY may remove liquidity from the BOATS ATS) in the following instances:

1. Where the limit price of the POST-ONLY order is less than $1.00 per share; or

2. Where the price improvement that would be received by the POST-ONLY order exceeds the relevant Subscriber's commission rate for removing liquidity.

Regarding instance no. 2, assume a Subscriber who is charged $0.002/share to remove liquidity submits a POST-ONLY buy order with a limit price of $10.01 and there is a sell order resting in the BOATS ATS with a limit price of $10.00. Here, based on the BOATS ATS' execution logic, the orders would execute at $10.00/share. As the price improvement to the POST-ONLY order in this scenario ($0.01/share) would exceed the commission payable on such order for removing liquidity ($0.002/share), the BOATS ATS will disregard the POST-ONLY instruction and allow the orders to execute (with the POST-ONLY order deemed to remove liquidity and, as such, being assessed a taker fee).

POST-ONLY orders that are not, in accordance with the above, rejected or executed upon receipt by the BOATS ATS rest on the BOATS ATS as passive liquidity and are prioritized on the same basis as all other orders. Where a POST-ONLY order receives a partial execution, any remaining shares will rest on the ATS and will be eligible for matching based on the ATS standard matching and execution logic. The POST-ONLY instruction may only be used with the "DAY" TIF instruction. POST-ONLY orders may be designated as "DISPLAYED" or "NON-DISPLAYED" orders.

REFERENCE PRICE

As detailed in response to Part III, Item 4, because the BOATS ATS does not operate during hours in which the SIPs are available to collect and disseminate market data, the ATS does not consider the NBBO for NMS Stocks enabled for trading on the ATS.

The BOATS ATS employs a 20% price band for each NMS Stock enabled for trading on the BOATS ATS (each, a "**Reference Price Band**"). The applicable Reference Price Band for each symbol enabled for trading is determined prior to the open of the relevant BOATS ATS trading session. The Reference Price Band for a given security is static throughout the relevant BOATS ATS trading session.

For the purpose of the Reference Price Bands, the "Reference Price" is the last national

securities exchange print reported to the SIP, as of 7:30 p.m. ET (each, a "**Last Sale Print**"). Where, due to market data or other issues, the BOATS ATS' systems have not identified a Last Sale Print for a given security, such security will not be eligible for trading in the BOATS ATS and the BOATS ATS will reject all orders in the security for the relevant BOATS ATS trading session.

The Reference Price Band for each symbol consists of an upper and lower limit, specific to the relevant ATS trading session, and, based on such limits, the ATS will accept any order, regardless of side, priced at or inside the applicable Reference Price Band. The BOATS ATS rejects all aggressive orders priced outside the applicable Reference Price (i.e., buy orders priced above the upper Reference Price Band and sell orders priced below the lower Reference Price Band, such orders, "**Aggressive Orders**").

Passive orders priced outside the applicable Reference Price Band (i.e., buy orders priced below the lower Reference Price Band and sell orders priced above the upper Reference Price Band, such orders, "**Passive Orders**") are not rejected by the BOATS ATS and will, in accordance with their specified TIF instructions, rest on the BOATS ATS' order book. Notwithstanding the foregoing, Passive Orders are not eligible for execution and are not disseminated through the BOATS ATS Market Data feeds (further described above and in Part III, Item 15(b)). Passive Orders that remain on the BOATS ATS order at the end of the applicable trading session will be cancelled back to the relevant Subscriber or Sponsored Participant.

Only orders priced within the applicable Reference Price Band are eligible for execution in the ordinary course in the BOATS ATS. In the event BOATS determines a transaction occurred outside the applicable Reference Price Band, BOATS will break the transaction and notify the affected Subscribers and Sponsored Participants. Additionally, where BOATS determines that the BOATS ATS effected a transaction in a security without a Reference Price Band, BOATS will break the transaction and notify the affected Subscribers and Sponsored Participants.

ORDER HANDLING AND PRIORITY

BOATS looks to match orders with IOC TIF instructions upon receipt in the matching engine and will execute the order if a marketable contra interest exists. If there is no matching opportunity upon receipt or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber and Sponsored Participant.

Orders, along with cancel/replaces, are time-stamped to the millisecond. Orders are matched by the ATS on a price/time priority basis. Once an order has been submitted the ATS matches it with a matching contra order rested on the ATS. Incoming orders and related messages (e.g., cancellations) are processed in the order in which they are received by the ATS.

Change instructions reducing an order's size through a cancel/replace do not affect the order's original time priority. Change instructions which increase an order's size result in the order losing priority to existing orders at the same price. Change instructions to an order's price result in a new priority being assigned.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible

for execution at any time until: (i.) the order has expired by its terms, (ii.) the order is canceled, or (iii.) the order is executed. Executed orders are binding to the Subscriber placing the order, including, for orders submitted by a Sponsored Participant, to the relevant Sponsoring Subscriber. Subscribers and Sponsored Participants may cancel their pending eligible orders at any time before execution at their discretion.

Orders with "IOC" TIF instructions cannot be modified, canceled, or replaced. Orders with "DISPLAYED," or "NON-DISPLAYED," direction can be modified, canceled, or replaced.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol (but see above regarding the treatment of Passive Orders). Subscribers are also subject to pre-trade risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price).

All Subscribers are assigned the same risk limits (i.e. daily notional limit, maximum notional value per order, maximum order quantity, maximum orders per second) when onboarded onto the ATS. Subscribers can request lower or higher risk settings than those assigned to all Subscribers when onboarded, and BOATS will approve or reject such requests in its discretion. As described in Part III, Item 3(a), Subscribers who breach their assigned risk limits may be excluded from participating on the ATS.

Trading Operations monitors Subscribers' and Sponsored Participants' assigned risk limits, including whether Subscribers and Sponsored Participants are sending orders in excess of 100 orders-per-second or a single order with a notional value exceeding $5 million. Subscriber and Sponsored Participant orders violating these risk limits will be rejected. As the Sponsoring Subscriber is responsible for all orders entered on, and transactions effected in, the ATS on which it is designated as Sponsoring Subscriber, Sponsored Participants' orders will be subject to the Sponsoring Subscriber's overall risk limits set by BOATS.

All orders on the ATS order book are canceled at the end of the operating session.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

BOATS operates a fully automated electronic limit order book that continuously matches

orders to buy or sell NMS Stocks. All NMS stocks are eligible to trade on the ATS, unless otherwise notified on the Blue Ocean ATS website, https://blueocean-tech.io/blue-ocean-ats-service-status/. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers and Sponsored Participants. Matching occurs on a price-time priority basis. BOATS operating hours are 8:00 p.m. ET to 4:00 a.m. ET, as discussed in Part III, Item 4(a).

Subscribers and their Sponsored Participants generate orders in securities eligible for trading on the ATS and send these orders electronically to the BOATS FIX order gateway ("**Gateway**"). The Gateway directs all orders to the BOATS matching engine. The BOATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7.

The MEMX licensing agreement is with BOT. BOT then provides all technology or software, including technology from MEMX, used to operate the ATS to BOATS, including the matching engine. Shared employees of the parent company and BDO, as outlined in Part II, Item 6(a), work with MEMX technology and operations personnel to maintain these systems, pursuant to the licensing agreement..

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

Matching - The ATS accepts only orders from Subscribers and their Sponsored Participants. The ATS matches orders solely in accordance with the terms of those orders; BOATS does not have any discretion to change the terms of an order that a Subscriber or its Sponsored Participant enters. During its Operating Hours, the ATS matches orders in its order book on price-time priority basis. Orders retain their priority after partial fills. Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS and CAT reporting purposes.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $10 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Locked or Crossed Markets - All orders entered during the Operating Hours reside only on the BOATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $9 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $9 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Reference Price Bands - As detailed in Part III, Item 7, the ATS will reject aggressive orders priced more than 20% away from the applicable Reference Price (i.e., Aggressive Orders, as defined in Part III Item 7); passive orders priced more than 20% away from the applicable Reference Price (i.e., Passive Orders, as defined in Part III Item 7) are not rejected, but are accepted by the ATS with their display suppressed. Passive Orders are not eligible for execution and are not disseminated through the BOATS ATS Market Data feeds (see Part III Items 7 and 15(b) for further discussion). In the event BOATS determines a transaction occurred outside the applicable Reference Price Band, BOATS will break the resulting transaction.

Price Improvement - Orders deemed to be removing liquidity from the ATS receive all available price improvement. For two given orders, the order received by the ATS second is

deemed to remove liquidity. For instance, at 9:00 PM the ATS receives an order to buy 100 shares of ABC with a limit price of $10.05. At 9:01 PM, the ATS receives an order to sell 100 shares of ABC with a limit price of $10.00. Here, the two orders will execute at $10.05, with the sell order receiving all available price improvement.

Post-Only Orders - As detailed in Part III, Item 7, Subscribers and Sponsored Participants may designate orders as "POST-ONLY." Where, upon receipt, an order designated as POST-ONLY is marketable against an order resting on the ATS, including, for clarity, a resting "NON-DISPLAYED ORDER," the POST-ONLY order will be cancelled back to the Subscriber and no execution will occur; provided, however, that POST-ONLY instructions will be disregarded (such that the POST-ONLY may remove liquidity from the BOATS ATS) in the following instances:

1. Where the limit price of the POST-ONLY order is less than $1.00 per share; or

2. Where the price improvement that would be received by the POST-ONLY order exceeds the relevant Subscriber's commission rate for removing liquidity.

Regarding instance no. 2, assume a Subscriber who is charged $0.002/share to remove liquidity submits a POST-ONLY buy order with a limit price of $10.01 and there is a sell order resting in the BOATS ATS with a limit price of $10.00. Here, based on the BOATS ATS' execution logic, the orders would execute at $10.00/share. As the price improvement to the POST-ONLY order in this scenario ($0.01/share) would exceed the commission payable on such order for removing liquidity ($0.002/share), the BOATS ATS will disregard the POST-ONLY instruction and allow the orders to execute (with the POST-ONLY order deemed to remove liquidity and, as such, being assessed a taker fee).

POST-ONLY orders that are not, in accordance with the above, rejected or executed upon receipt by the BOATS ATS rest on the BOATS ATS as passive liquidity and are prioritized on the same basis as all other orders. Where a POST-ONLY order receives a partial execution, any remaining shares will rest on the ATS and will be eligible for matching based on the ATS standard matching and execution logic. The POST-ONLY instruction may only be used with the "DAY" TIF instruction. POST-ONLY orders may be designated as "DISPLAYED" or "NON-DISPLAYED" orders.

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber, including Sponsored Participant, and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case-by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 26% for NMS Stocks priced greater than $50; 30% for NMS Stocks priced greater than $25 and up to and including $50; and 40% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is determined by referencing the price of the last trade reported to the SIP from a primary exchange in each symbol that occurred at/before 7:30PM EST, as described in Part III, Item 23.

Order Entry Restrictions - The ATS does not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with price increments below the preceding are rejected. Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades, including the trades of their Sponsored Participants, with all short sale locate and delivery rules and regulations.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.